Exhibit 21.1

List of Subsidiaries of Tableau Software, Inc.

Subsidiary	Incorporation

Tableau Japan K.K.	Japan

Tableau Canada Co.	Canada

Tableau International Company	Ireland

Tableau Software UK Limited	United Kingdom

Tableau Germany GmbH	Germany

Tableau Asia Pacific Pte. Ltd	Singapore

Tableau Holdings Company	Ireland

Tableau Software India Pvt Ltd	India

Tableau Australia Pty Ltd	Australia